82-3768

TATA

05013080

1954-2004 YEARS OF AUTOMOTIVE EXCELLENCE

Fax : 001-202-942-9634 faxed.
File No.-001-32294

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D C 205 49

SUPPL

November 14, 2005
Sc-15601

Dear Sirs,

Re: Tata Motors Limited - "File No.001-32294"

Furnished herewith is the following information with respect to Tata Motors Limited, a public company with limited liability incorporated under the laws of India, "File No.001-32294":-

> **"Tata Motors Inaugurates New Factory for Manufacturing of Next-Generation Heavy Commercial Vehicles in Jamshedpur**
>
> Pursuant to Clause 36 of the Listing Agreement with the Stock Exchange, Mumbai enclosed herewith is a Press Release issued by the Company dated November 14, 2005 on the above subject, which is self-explanatory."

Kindly contact Mr D Ray, Head (Corporate Communication) in Mumbai at the address mentioned below or on telephone no. (91-22) 56657209 or fax no. (91-22) 56657616 if you have any questions or require additional information.

Yours faithfully,
Tata Motors Limited

Hoshang Sethna

H K Sethna
Company Secretary

PROCESSED
DEC 08 2005

Encl: a/a

C:\IDADATA\Stock\BSE-NSE-others-Fiat-sep-05.doc

immediate use **PRESS RELEASE**

November 14, 2005
Jamshedpur

Tata Motors Inaugurates New Factory for Manufacturing of Next-Generation Heavy Commercial Vehicles in Jamshedpur

- **The first Indian manufacturer to introduce 300 Horsepower Heavy Commercial Vehicles**
- **Rollout of the first Tata Novus Tipper**
- **Tata Novus Tipper is slated for launch in December 2005**

Tata Motors today announced its entry into next-generation, world-class commercial vehicles with the rollout of the 300 Horsepower Tata Novus Tipper, at its newly built facility in Jamshedpur. At a ceremony, the Honourable Chief Minister of Jharkhand, Shri Arjun Munda inaugurated the state-of-the-art facility for the manufacturing of this new class of heavy commercial vehicles in Tata Motors Jamshedpur Works. The first Tata Novus Tipper was also flagged off amidst fanfare in the presence of state dignitaries and company officials from India and Korea.

With the introduction of the Tata Novus Tipper, Tata Motors is the first Indian manufacturer to offer the highest horsepower heavy commercial vehicle in its class.

Speaking on the occasion, **Mr. Ravi Kant, Managing Director** said, "The new facility and the customized Tata Novus range bears testimony to the successful integration of Tata Daewoo Commercial Vehicles with Tata Motors. The introduction of the Tata Novus range also reinforces the versatility of the Company, as a manufacturer with the unique ability to develop and introduce on parallel basis, a product line-up straddling sub-tonne mini-trucks to high powered heavy commercial vehicles."

Tata Novus Tipper will be the first in a range of next-generation heavy-duty commercial vehicles to be introduced in India by Tata Motors. The Tata Novus range comprising the Tipper and Tractor models, with additions to the range likely in the near future, is a collaborative effort by engineers at Tata Motors facility in Jamshedpur and Tata Daewoo Commercial Vehicles (TDCV) in Gunsan, South Korea. The Tata Novus range has been optimsed for the Indian market.

The new factory for manufacturing the Tata Novus range is spread over a sprawling 11,300 square meters and is built in a modular fashion permitting ample scope for further expansion. The facility offers the flexibility to adapt and accommodate manufacturing processes for a wide range of heavy commercial vehicles. Hydraulic and pneumatic machines enable greater access to equipment thereby ensuring higher productivity and lesser fatigue and physical strain for the shop-floor operators.

The 300 Horsepower Tata Novus Tipper is a premium fully built ready-to-use vehicle fitted with an 8.3 litre, 6-cylinder Cummins diesel engine. Offering superior performance, enhanced economy by ensuring low operating costs and equipped with world-class safety and comfort features, the Tata Novus Tipper is complimented with a stylish and ergonomically designed cabin. Proven in Korea and over 15 countries, the all-terrain Tata Novus Tipper is the ideal vehicle for mining and construction.

Introduced by TDCV in 2004, the year Tata Motors acquired Daewoo Commercial Vehicles, the Novus range was the first Korean designed and manufactured Euro III compliant truck range to be launched in the Korean market. Having achieved resounding success in its domestic market and creating a significant impact in South Asia, South Africa and the Middle East, the Novus range is all set to enter India.

About Tata Motors

Tata Motors is the world's fifth largest medium and heavy commercial manufacturer, produces more than 150 commercial vehicles with a range of small, light and medium to heavy-duty trucks, bus and tractor-trailers. Tata Motors, with revenues of over US$ 4.7 billion, is one of the flagship Companies of the Tata Group. The Company has a global presence with its facilities in South Korea, South Africa, Senegal and Ukraine. Tata Motors recently acquired 21% equity stake in Hispano Carrocera, the leading bus manufacturing Company thereby expanding its presence in Morocco and Spain.

The Tata Group has a leadership position in Engineering, Materials, Energy, Consumer Products, Services and Communication, Hotel and Information Systems. Over 3 million Tata vehicles ply on Indian roads making TATA a dominant force in the Indian automobile industry.

-Ends-

Issued by:

Debasis Ray
Head (Corporate Communications)
Tata Motors Limited
Phone: 56657209; E-Mail: debasis.ray@tatamotors.com
www.tatamotors.com